SECU 05037104 ISSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED

FEB 16 2005

DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson & Smith Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 West Main Avenue
(No. and Street)

Gastonia	North Carolina	28052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Smith, Member 704-865-9546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

P. O. Box 1064	Gastonia	North Carolina	28053
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 18 2005

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson & Smith Investment Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Financial Statements
and
Accompanying Information
for Years Ended
December 31, 2004 and 2003

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

We have audited the accompanying statements of financial condition of Jackson & Smith Investment Securities, L.L.C. (the "Company") as of December 31, 2004 and 2003 and the related statements of income and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Smith Investment Securities, L.L.C. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
January 21, 2005

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Statements of Financial Condition

	December 31, 2004	December 31, 2003
Assets		
Cash and cash equivalents	$ 11,944	$ 35,698
Cash deposited with clearing agent	15,000	15,000
Commissions receivable	19,895	16,094
Marketable securities owned, at market value	448,646	407,513
Prepaid expenses	4,448	3,314
Equipment, at cost less accumulated depreciation of $136,606 in 2004 and $146,080 in 2003	27,612	17,138
Leasehold improvements, at cost less accumulated depreciation of $7,287 in 2004 and $6,871 in 2003	841	1,256
Other assets	10,800	10,800
	$ 539,186	$ 506,813
Liabilities and Members' Capital		
Accounts payable and accrued expenses	$ 1,118	$ 3,609
Notes payable	19,871	68,274
Total liabilities	20,989	71,883
Members' capital	518,197	434,930
	$ 539,186	$ 506,813

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Statements of Income and Changes in Members' Capital

	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenue		
Commissions	$ 181,006	$ 169,241
Net unrealized and realized gains on securities	71,532	60,151
Interest and dividends	15,705	15,165
Total revenue	268,243	244,557
Expenses		
Employee compensation and benefits	112,680	127,354
Occupancy	18,977	18,766
Depreciation	9,942	5,971
Taxes, other than income	2,562	4,088
Other operating expenses	40,815	41,707
Total expenses	184,976	197,886
Net income	83,267	46,671
Members' capital		
Beginning of year	434,930	368,259
Capital contributions	-	20,000
End of year	$ 518,197	$ 434,930

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Statements of Cash Flows

	Year Ended December 31, 2004	2003
Cash flows from operating activities		
Net income	$ 83,267	$ 46,671
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation	9,942	5,971
Change in net unrealized (gains) on securities	(69,025)	(58,950)
Net realized gains on securities	(2,507)	(1,169)
Change in operating assets and liabilities		
Prepaid expenses	(1,134)	(1,626)
Accounts receivable	(3,801)	4,484
Accounts payable and accrued expenses	(2,491)	41
Net cash provided by (used in) operating activities	14,251	(4,578)
Cash flows from investing activities		
Proceeds from sale of securities	30,398	67,488
Purchases of securities	-	(14,382)
Purchases of property and equipment	(20,000)	(1,404)
Net cash provided by investing activities	10,398	51,702
Cash flows from financing activities		
Repayments of debt	(48,403)	(47,403)
Member contributions	-	20,000
Net cash used in financing activities	(48,403)	(27,403)
Net increase (decrease) in cash and cash equivalents	(23,754)	19,721
Cash and cash equivalents at beginning of year	35,698	15,977
Cash and cash equivalents at end of year	$ 11,944	$ 35,698

See notes to financial statements.

Note 1 - Summary of significant accounting policies

Nature of Operations - Jackson & Smith Investment Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a fully disclosed firm and executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. The Company uses Stern, Agee & Leach, Inc. for completing all transactions.

Jackson & Smith Investment Securities, L.L.C. is a North Carolina Limited Liability Company. The duration of the L.L.C. is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, nor for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned - Marketable securities consist of corporate stocks and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Proprietary securities transactions and any related gains or losses are recognized on the trade date.

Equipment and leasehold improvements - Equipment and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed when incurred. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Use of estimates in the preparation of financial statements -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Note 1 - Summary of significant accounting policies (continued)

Commissions receivable - In the customary course of business, the Company earns commissions related to the execution of customer trades. Not all commissions are collected in the period in which they are earned. Accordingly, amounts earned but not collected are reflected as commissions receivable. Management considers the need for an allowance for bad debts. In assessing the need for an allowance for bad debts management considers the nature of the receivables, past experience, current economic conditions, and other risks inherent in the receivable portfolio. Based upon these factors, management has determined there is not a need for an allowance for doubtful accounts as at December 31, 2004 and 2003.

Note 2 - Related party transactions

The Company rented office space on a month-to-month lease from a member. Total rent paid to the member amounted to $7,500 in 2004 and 2003, respectively.

Note 3 - Income taxes

Limited liability corporations (L.L.C.'s) are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the financial statements of Jackson & Smith Investments Securities, L.L.C.

Note 4 - Notes payable

Notes payable consist of the following:

	December 31,	
	2004	2003
Line of credit maximum available borrowings $225,000, collateralized by securities with a market value at December 31, 2004 of approximately $394,000 and approximately $342,500 at December 31, 2003, interest due quarterly at the prime rate as published in the Wall Street Journal (5.25 and 4.00 percent at December 31, 2004 and 2003, respectively), all outstanding principal due on May 14, 2005.	$ 10,000	$ 53,000
Installment loan secured by Company automobile payable in monthly installments of $450 with scheduled maturity of November 2006 at zero interest rate.	9,871	15,274
	$ 19,871	$ 68,274

Note 4 - Notes payable (continued)

Future maturities of debt are as follows:

December 31,	
2005	15,400
2006	4,471
	$19,871

Note 5 - Capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital ($100,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio were as follows:

	December 31,	
	2004	2003
Net capital	$ 355,216	$ 295,835
Net capital ratio (ratio of indebtedness to capital)	.06 to 1	.24 to 1

Note 6 - Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 7 - Focus Report

A tabulation of reconciling items to agree the Company's net capital computation as presented in Part IIA of Form X-175A-5 follows.

	December 31,	
	2004	2003
Net capital as reported in the Company's Part IIA and Part II (unaudited) FOCUS report	$ 350,914	$ 295,007
Net increase (decrease) in allowable assets	4,302	828
Net capital as presented in Note 5	$ 355,216	$ 295,835

Note 8 - Subordinated liabilities

The Company had no subordinated liabilities at December 31, 2004 and 2003.

Note 9 - Supplemental cash flow information

Amounts paid for interest expense totaled $958 and $2,909 during 2004 and 2003, respectively.

Note 10 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company places its cash and cash equivalents on deposit with a North Carolina financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations.

ACCOMPANYING INFORMATION

Report of Independent Auditors
on Accompanying Information

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

We have audited the accompanying financial statements of Jackson & Smith Investment Securities, L.L.C. as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated January 21, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages twelve and thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
January 21, 2005

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2004	Year Ended December 31, 2003
Members' capital	$ 518,197	$ 434,930
Less		
Prepaid expenses	4,448	3,314
Equipment and real estate at cost, net of accumulated depreciation	28,453	18,394
Other long-term investment	10,800	10,800
Specified percentage reduction in market value of securities in Company trading and investment accounts	67,297	61,235
Discount on concentrated portion	51,983	45,352
	162,981	139,095
Net capital	$ 355,216	$ 295,835
Aggregate indebtedness	$ 20,989	$ 71,883
Ratio of indebtedness to capital	.06 to 1	.24 to 1

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2004 and 2003

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Jackson & Smith Investment Securities, L.L.C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Jackson & Smith Investment Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
January 21, 2005